UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AllianceBernstein Holding L.P.

(Name of Subject Company (Issuer))

Equitable Holdings, Inc.

(Name of Filing Person (Offeror))

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests

(Title of Class of Securities)

01881G106

(CUSIP Number of Class of Securities)

Robin M. Raju

Chief Financial Officer

Equitable Holdings, Inc.

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John M. Schwolsky

Jennifer J. Carlson

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on August 4, 1992, as previously amended.

CUSIP No.	01881G106

1	Name of reporting person Equitable Holdings, Inc.
2	Check the appropriate box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of Reporting Person (See Instructions) HC, CO

COMBINED AMENDMENT NO. 2 TO SCHEDULE TO AND SCHEDULE 13D

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Equitable Holdings, Inc., a Delaware corporation (“Equitable”), with the Securities and Exchange Commission on February 24, 2025, as amended and supplemented by Amendment No. 1, filed on March 17, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer by Equitable to purchase up to 46,000,000 units representing assignments of beneficial ownership of limited partnership interests (“Units”) in AllianceBernstein Holding L.P., a Delaware limited partnership, at a price of $38.50 per Unit (the “Purchase Price”), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment No. 2 is being filed to extend the expiration time and report the preliminary results of the Offer. Except as set forth in this Amendment No. 2, the information set forth in the Schedule TO and the exhibits thereto remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2.

ITEMS 1 AND 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The language “5:00 p.m., New York City time, on March 24, 2025” set forth in the Offer to Purchase in (i) the box on the cover page, (ii) the summary term sheet on page 1, (iii) the second sentence under the heading “Once unitholders have tendered Units in the Offer, can unitholders withdraw their tender?” on page 6, (iv) the second paragraph on page 10, (v) the first sentence of the second paragraph under the heading “1. Terms of the Offer” on page 12 and (vi) the first sentence of the sixth paragraph under the heading “1. Terms of the Offer” on page 12, in each case is hereby deleted and replaced with “5:00 p.m., New York City time, on April 1, 2025”.

In addition, throughout the Schedule TO, the Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer, all references to the expiration of the Offer or to the Expiration Time are hereby amended to extend the Expiration Time of the Offer to 5:00 p.m., New York City time, on April 1, 2025.

ITEM 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented by adding the following text:

“On March 25, 2025, Equitable issued a press release announcing the preliminary results and the extension of the Expiration Time of the Offer. A copy of such press release is filed as Exhibit (a)(5)(iv) to this Amendment No. 2 and is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as set forth below:

(a)(1)(i)*	Offer to Purchase, dated February 24, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Text of Summary Advertisement, as published in the Wall Street Journal on February 24, 2025.

(a)(5)(i)*	Press Release issued by Equitable Holdings, Inc., dated February 24, 2025.

(a)(5)(ii)*	Excerpt from a presentation held by Equitable on February 24, 2025.

(a)(5)(iii)*	Excerpt from a transcript of a presentation held by Equitable on February 24, 2025.

(a)(5)(iv)	Press Release issued by Equitable Holdings, Inc., dated March 25, 2025.

(b)	364-day Term Loan Credit Agreement, dated as of February 21, 2025, among Equitable Holdings, Inc., certain Banks and Barclays Bank plc, as administrative agent, sole lead arranger and bookrunner (incorporated by reference to Exhibit 10.1 to Equitable’s Current Report on Form 8-K, filed on February 24, 2025).

(d)(i)	Amendment No. 1 dated February 24, 2006 to Amended and Restated Agreement of Limited Partnership of AB Holding (incorporated by reference to Exhibit 3.1 to AB Holding’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 8, 2006).

(d)(ii)	Amended and Restated Agreement of Limited Partnership dated October 29, 1999 of AB Holding (incorporated by reference to Exhibit 3.2 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004).

(d)(iii)	Amendment No. 1 dated February 24, 2006 to Amended and Restated Agreement of Limited Partnership of AB (incorporated by reference to Exhibit 3.2 to AB Holding’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 8, 2006).

(d)(iv)	Amended and Restated Agreement of Limited Partnership dated October 29, 1999 of AB (incorporated by reference to Exhibit 3.3 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004).

(d)(v)	Master Exchange Agreement dated December 19, 2024, between Equitable and AB (incorporated by reference to Exhibit 10.1 to AB Holding’s Form 8-K, filed on December 19, 2024).

(g)	None.

(h)	None.

107*	Filing Fee Table.

*	Filed previously.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2025

EQUITABLE HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Chief Financial Officer